Exhibit 10(ff)

Alcoa Inc. 390 Park Avenue New York, NY 10022-4608 USA Tel: 1 212 836 2600

July 28, 2016

Katherine E. Ramundo
1 Sussex Avenue
Bronxville, NY 10708

Dear Kate,

As we have discussed, and on behalf of Alcoa, I am pleased to offer you the position of EVP, Chief Legal Officer and Corporate Secretary Designate, Arconic reporting to Klaus Kleinfeld, Chairman and Chief Executive Officer, and based in New York, NY. Upon separation of Alcoa into two companies (“Separation”), your position will be part of Arconic. You will be elected an Officer of the company, pending Board approval, upon Separation or no later than November 1, 2016.

The total compensation package includes annual targeted salary and substantial additional long-term compensation opportunities as summarized below.

Salary:
Annual salary will be $550,000, paid on a monthly basis. Your annual salary shall be subject to review for increase, but not decreased without your express written consent.

Incentive Compensation:
You will be eligible for target annual Incentive Compensation of 100% of your base salary, or $550,000 for a full year, if targets are met. Actual payouts could be higher or lower than target depending on individual and business performance. For 2016, you shall be paid: a pro rata Incentive Compensation amount based on the number of days you are employed by the company in 2016; an amount calculated on the Corporate results and no less than 100% of the Individual Incentive Compensation multiplier.

Annual Equity Awards:
You will be eligible for an annual equity award as part of the normal grant cycle starting in January, 2017. Your target grant for 2017 will be $1,200,000 and will be subject to the provisions of the Alcoa Stock Incentive Plan at the time of grant. Of this, 80% will be granted as performance-based restricted stock units and 20% as time-vested equity awards in the form of either stock options and/or restricted stock units. The design of the program is reviewed each year and is subject to change.

Sign-On Equity Awards:

•
You will receive a special one-time equity award of $400,000 restricted stock units with the grant date set as soon as administratively feasible after your start date. This award will vest three years from the date of the grant.

•	The foregoing award will be subject to the provisions of the Alcoa Stock Incentive Plan at the time of grant.

Sign-On Cash Bonus:
You will receive a special sign-on cash bonus of $200,000, less any applicable tax withholding, payable as soon as administratively feasible after your start date. Should you voluntarily terminate your employment with the company for any reason within three years of receipt of this payment, you agree to reimburse the company pro-rata for the time after your date of termination not worked within three years of hire.

Equity Ownership Requirements:
Consistent with Alcoa’s efforts to align the company’s senior leadership with the interests of Alcoa shareholders, the Board of Directors has adopted requirements on equity ownership for senior Alcoa executives. The equity ownership requirement for executives at your level is currently 3 times base salary. Until equity ownership requirements are met, you are required to retain 50% of shares acquired upon vesting of restricted/performance shares or upon exercise of stock options, after deducting those used to pay for applicable taxes or the exercise price.

Benefits:
You will be eligible to participate in all Alcoa employee benefit plans offered at your location, including health care, life insurance, and disability coverage. Details of these plans will be sent to you separately. You will be eligible for Directors and Officers liability insurance and change in control severance benefits upon your election as an Officer of the company.

Retirement Savings Plan:
Alcoa offers a tax qualified 401(k) savings plan and a non-qualified deferred compensation plan to help you save toward retirement. Details will be sent to you separately and are subject to plan terms and conditions. Current company contributions are:

•	3% of your base salary and incentive compensation, and

•	a match of your deferred pre-tax savings dollar-for-dollar up to 6% of your base pay.

Vacation:
You will be eligible for not less than 4 weeks of paid vacation per year, in addition to company recognized holidays.

Legal Fees:
The company will pay to your legal counsel the reasonable costs associated with the fees and disbursement for legal counsel on your behalf associated with negotiation of your employment agreement and related documents with the company, provided such amount shall not exceed $25,000.

Severance in the event of Involuntary Termination:
In the event that your employment with the Company is involuntarily terminated prior to the date of the Separation, due to reasons other than Cause, as hereinafter defined, you will be entitled to Severance. Severance shall be a lump sum payment of one year of base salary as of the termination date and is subject to applicable payroll tax withholding. In keeping with established practices, you will be required to execute a waiver of claims (which shall be negotiated based on the form attached hereto) in order to receive the Severance.

If you are involuntarily terminated without Cause, as hereinafter defined, post-Separation, the company will work with you in good faith to reach an equitable transition and severance arrangement.

For purposes of this letter, “Cause” shall mean any misconduct committed by you that is materially injurious to the Company, such as: any willful continued failure to substantially perform your duties to the Company; gross incompetence or repeated poor performance; substantial insubordination, or any inappropriate conduct of a negative or disparaging nature; any material dishonesty in the performance of your duties to the Company; fraud, embezzlement, theft, or misappropriation of Company resources; conviction of a misdemeanor involving moral turpitude or conviction of any felony; acute conflict of interest or willful violation of Company policy.

This offer is contingent upon the following conditions:

•	Having successfully completed a pre-employment drug screen. You will need to present a photo ID at the time of your screening.

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Providing authorization and release for Alcoa to conduct a comprehensive review of your background, the result of which is satisfactory to Alcoa. The authorization and release will also be valid for subsequent reports during your period of employment with Alcoa.

•	Providing us with documentation in the original form establishing both your identity and your employment eligibility in the U.S.

•	Signing the attached Employment Agreement.

•	Signing the attached Non-Compete Agreement.

Notwithstanding anything in the Employment Agreement or Non-Compete Agreement to the contrary, in the event of a conflict between the Employment Agreement and/or the Non-Compete Agreement and this offer letter, this offer letter shall control and, in this regard, the Employment Agreement and/or the Non-Compete Agreement do not supersede this offer letter.

Upon termination of employment you shall be permitted to retain your personal papers, calendar, contacts/rolodexes, information relating to your compensation and materials you reasonably believe are necessary for tax purposes. In addition, you may disclose Confidential Information (as defined in the Employment Agreement) if requested by a court or by a governmental or regulatory agency in connection with an investigation or if reasonably appropriate to be disclosed in any litigation between you and the company.

This offer letter (and the Employment Agreement) shall be governed and interpreted in accordance with the laws of the State of New York without reference to its choice of law principles. Any action arising out of or related to this Agreement will be brought in the state or Federal courts located in New York, and you and the company consent to the jurisdiction.

We believe that you have the leadership competencies and experience to make a significant contribution to the success of our company. We look forward to your positive contributions to our future. To accept our offer, please sign and date the bottom of this letter and return it to Nancy Dugan (nancy.dugan@alcoa.com) by July 28, 2016. If you have any questions please feel free to contact either Nancy or me.

I look forward to hearing from you soon, and I hope to have the opportunity to officially welcome you to Alcoa!

Sincerely,

Alcoa Inc.

/s/ Vas Nair
________________________________________
Vas Nair, EVP - HR, EHS & Sustainability

Cc: Klaus Kleinfeld, Chairman and Chief Executive Officer

Attachments

I, Katherine Ramundo, am pleased to accept your offer of employment dated July 28, 2016 for the position of EVP, Chief Legal Officer and Corporate Secretary Designate, Arconic on the terms detailed in the offer letter.

I would like my start date with Alcoa to be: September 7, 2016 and will fulfill the foregoing conditions before then.

Accepted by:                    Date:

/s/ Katherine Ramundo___________     July 28, 2016
Katherine Ramundo

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